SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2004

                               BAYTEX ENERGY TRUST
                 (Translation of registrant's name into English)

                           2200, 205 - 5TH AVENUE S.W.
                            CALGARY, ALBERTA, CANADA
                                     T2P 2V7
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   [_]               Form 40-F   [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes    [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

EXHIBIT NO.                      DOCUMENT
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1.                      Press Release, September 11, 2003
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2.                      Press Release, September 15, 2003
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3.                      Press Release, September 23, 2003
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4.                      Press Release, October 2, 2003
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5.                      Press Release, October 20, 2003
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6.                      Press Release, November 3, 2003
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7.                      Press Release, November 10, 2003
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8.                      Press Release, November 13, 2003
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9.                      Press Release, November 18, 2003
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10.                     Press Release, November 25, 2003
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11.                     Press Release, December 1, 2003
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12.                     Press Release, December 12, 2003
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13.                     Press Release, December 16, 2003
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14.                     Press Release, January 5, 2004
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15.                     Press Release, January 19, 2004
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16.                     Press Release, January 22, 2004
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17.                     Press Release, February 2, 2004
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18.                     Press Release, February 17, 2004
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BAYTEX ENERGY TRUST
                                        (Registrant)



                                        By:  /s/  Daniel G. Belot
                                             -----------------------------------
                                             Name:   Daniel G. Belot
                                             Title:  Vice President, Finance and
                                                     Chief Financial Officer



Dated: February 19, 2004